UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Transactions with Principal Security Holders; Departure of Director

On April 13, 2021, 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”) completed the share purchase transaction with Tuspark Innovation Venture Limited (“Tuspark”) and repurchased from Tuspark 48,634,493 Class B ordinary shares of the Company for an aggregate purchase price of approximately US$260 million. The repurchased shares were cancelled immediately after the closing. Furthermore, immediately following the closing, all of the remaining Class B ordinary shares held by Tuspark in the Company have been converted into the same number of Class A ordinary shares of the Company.

In addition, as part of the transaction, Mr. Wenbin Chen, a director appointed by Tuspark, resigned from the board of directors of the Company.

The Company previously announced on March 24, 2021 that it entered into a definitive agreement in relation to the transaction.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Sharon Xiao Liu
Name	:	Sharon Xiao Liu
Title	:	Chief Financial Officer

Date: April 13, 2021

3